Faegre Drinker Biddle & Reath LLP

191 N. Wacker Dr., Ste. 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Fax)

www.faegredrinker.com

February 5, 2021

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:	Northern Funds (the “Trust” or “Registrant”)

Registration Statement on Form N-14 (File No. 333-251998)

Dear Ms. Brutlag:

The following responds to the comments we received from you and Jeff Long on January 28, 2021, regarding the above-referenced Registration Statement on Form N-14 (the “Registration Statement”). This filing was made in connection with the reorganization (the “Reorganization”) of the U.S. Government Money Market Fund (the “Acquiring Fund”) with the Money Market Fund (the “Acquired Fund”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The disclosure changes described below will be reflected in a filing pursuant to Rule 497.

Q&A

1. Comment: In “WHY IS THE REORGANIZATION RECOMMENDED?” please put the first sentence in the last paragraph in bold-face.

Response: The Registrant will make the requested change.

2. Comment: In “WILL I HAVE TO PAY ANY FEDERAL TAXES AS A RESULT OF THE REORGANIZATION?”, please change “may make” to “is expected to make” in the second to last sentence.

Response: The disclosure will be revised as follow:

“The Acquired Fund ~~may~~ is expected to make distributions to shareholders of certain ordinary income and/or capital gains, if any, on or before the reorganization.”

COMBINED PROXY/INFORMATION STATEMENT

Principal Investment Strategies

3. Comment: On page 4, it states that “an important difference in the Funds’ fundamental investment restrictions is that the Acquired Fund has a fundamental investment restriction requiring it to invest, under normal market conditions, at least 25% of its total assets in securities issued by companies in the financial services industry.” Please clarify whether it is the only difference in the Funds’ fundamental investment restrictions.

Response: The Registrant will add the following clarifying disclosure:

“~~An important difference in the Funds’ fundamental investment restrictions is that~~ The Funds have identical investment restrictions, except with respect to concentration. The Acquired Fund has a fundamental investment restriction requiring it to invest, under normal market conditions, at least 25% of its total assets in securities issued by companies in the financial services industry. The Acquiring Fund, on the other hand, has a fundamental policy not to concentrate its investments in any one industry, provided that the Acquiring Fund may, when otherwise consistent with its investment strategies, concentrate its investments in obligations (other than commercial paper) issued or guaranteed by U.S. banks (including foreign branches of U.S. banks) and U.S. branches of foreign banks and repurchase agreements and securities loans collateralized by such U.S. government obligations or such bank obligations.”

Fund Performance

4. Comment: Beginning on page 14, please update the Fund performance to add performance ended December 31, 2020.

Response: The Registrant will update the Fund performance for the period ended December 31, 2020.

Reasons for the Reorganization

5. Comment: On page 20, we think it would be beneficial to add disclosure whether the Board had considered the relative performance of the Funds.

Response: The Registrant will add the following disclosure:

“The Board considered the average annual total returns of the Funds for the one-, three-, five- and ten-year periods ended September 30, 2020. They also considered the current low interest rate environment and Northern’s expectations for it to continue.”

Capitalization

6. Comment: On page 24, please update the capitalization table so it is dated as of 30 days of the filing of the N-14.

Response: The Registrant will update the capitalization table to a date within 30 days of the filing of the N-14.

Appendix B

7. Comment: Consider adding a third column or noting in the first column whether the investment restriction is the same or different between the two Funds.

Response: The Registrant will add the requested information.

* * *

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Jeff Long

K. O’Rourke

J. Del Real